NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 25, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 11, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Investors Capital Holdings, Ltd, and RCS Capital Corporation became effective on July 11, 2014. For each share of Common Stock of Investors Capital Holdings, Ltd, shareholders had the right to elect to receive; $7.25 in cash, without interest and subject to any required tax withholding, or; a number of shares of RCAP Class A common stock equal to the quotient of $7.25 divided by the volume weighted average trading price of a share of RCAP Class A common stock on the NYSE for the five consecutive trading days immediately preceding the closing date of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 14, 2014.